For Immediate Release

Nordion Reports Second Quarter Fiscal 2013 Financial Results

•	Revenue of $56.1 million in Q2 2013, an increase of 12% over Q2 2012
•	Adjusted loss per share, excluding specified items, of $0.03 in Q2 2013, down from adjusted earnings per share of $0.08 in Q2 2012. GAAP EPS of $0.01 in Q2 2013 versus $0.05 EPS in Q2 2012
•	Agreement signed on May 23, 2013 to divest the Targeted Therapies business to BTG plc (BTG) for a cash purchase price of $200 million

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – June 5, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today reported results for the second quarter of fiscal 2013. The Company generated $56.1 million in revenue for the second quarter fiscal 2013, an increase of $6.1 million, or 12%, over revenue of $50.0 million for the same period in fiscal 2012.

Excluding the specified items shown on the attached non-GAAP reconciliation table, adjusted net loss for the second quarter decreased to $1.8 million from adjusted net income of $4.8 million during the same period in the previous fiscal year. Nordion had GAAP net income of $0.7 million in second quarter fiscal 2013, which decreased by $2.5 million from GAAP net income of $3.2 million in the second quarter fiscal 2012.

Second quarter fiscal 2013 adjusted non-GAAP loss per share decreased to $0.03 compared with $0.08 non-GAAP earnings per share (EPS) in the second quarter of 2012. GAAP EPS was $0.01 in the second quarter of 2013 versus $0.05 EPS in the same period last year.

“Nordion’s second quarter results were within our expectations across all three businesses,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We also made progress on our strategic review, reaching an agreement to divest the Targeted Therapies business to BTG, which we believe unlocks value for our shareholders and leaves us with a focused specialty isotopes business going forward.”

Consolidated Financial Results
GAAP
	Three months ended April 30			Six months ended April 30
(thousands of U.S. dollars, except when noted)	2013	2012	% Change	2013	2012	% Change
Revenues	$56,089	50,013	12%	$109,753	103,028	7%

Gross margin	53%	51%	2%	53%	51%	2%

Net income	$731	3,221	(77%)	$462	2,334	(80%)

Diluted earnings per share	$0.01	0.05	(80%)	$0.01	0.04	(75%)

Cash and cash equivalents	$81,534	77,800	5%	$81,534	77,800	5%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,909	61,981	-	61,909	62,114	-

Non-GAAP1
	Three months ended April 30			Six months ended April 30
(thousands of U.S. dollars, except when noted)	2013	2012	% Change	2013	2012	% Change
Adjusted net (loss) income	$(1,755)	4,793	(137%)	$2,345	11,918	(80%)

Adjusted diluted (loss) earnings per share	$(0.03)	$0.08	(138%)	$0.04	$0.19	(79%)

1 See Non-GAAP reconciliation table at the end of this release

Agreement to Divest Targeted Therapies Business to BTG plc

In May 2013, subsequent to the company’s second fiscal quarter, Nordion announced that it had entered into an agreement to divest its Targeted Therapies business to BTG, an international specialist healthcare company based in London, United Kingdom, for a cash purchase price of $200 million. Net of cash taxes and transaction costs, Nordion expects to realize approximately $185 million in cash on closing. Under the terms of the transaction agreements, BTG is expected to acquire the Targeted Therapies business and Nordion has agreed to continue manufacturing TheraSphere® under a Manufacturing and Support Agreement with a contract term of three years, plus up to a two-year extension at BTG’s option. Approximately 40 Nordion employees are expected to join BTG following the completion of this transaction. Subsequent to second fiscal quarter, the company sought consent from our credit facility lenders for the divestiture of the Targeted Therapies business to BTG. The closing of this transaction is subject to customary closing conditions and approval by BTG’s shareholders. The transaction is anticipated to be completed by the end of June 2013.

The decision to divest Targeted Therapies was made as part of Nordion’s ongoing strategic review with the assistance of the Company’s financial advisor, Jefferies LLC, as announced on January 28, 2013.

Second Quarter Fiscal 2013 Segment Results

Targeted Therapies
TheraSphere® revenue for second quarter fiscal 2013 of $13.2 million increased by $0.8 million or 6%, compared with second quarter fiscal 2012.

TheraSphere segment earnings of $1.1 million in second quarter fiscal 2013 decreased $2.8 million or 72%, compared with second quarter fiscal 2012 primarily as a result of the Company’s increased expenses on TheraSphere sales and marketing, increased clinical trial expenses, and an increase in general and administrative costs required to support the growth of the TheraSphere product.

Sterilization Technologies
Sterilization Technologies revenue for second quarter fiscal 2013 of $20.2 million increased by $5.4 million or 36%, compared with second quarter fiscal 2012. Revenue from Cobalt of $20.1 million in second quarter fiscal 2013 increased by $6.2 million or 45% due to quarterly variability of timing of shipments to our customers and the relative difference in mix of customers in each respective period.

Sterilization-Other revenue of $0.1 million decreased by $0.9 million or 90% in second quarter fiscal 2013, compared with second quarter fiscal 2012 primarily due to a decrease in production irradiator refurbishments.

Sterilization Technologies segment earnings of $6.4 million increased $2.9 million or 83% in second quarter fiscal 2013 compared with second quarter fiscal 2012 mainly due to higher Cobalt revenue, partially offset by higher selling, general and administrative costs.

Medical Isotopes
Medical Isotopes revenue for second quarter fiscal 2013 of $22.7 million was unchanged compared with second quarter fiscal 2012. Reactor isotopes revenue of $17.2 million was relatively flat compared with the same period in fiscal 2012.

The primary reactor in Europe, used to supply certain of the Company’s segment competitors, has been shut down since November 2012 with a restart planned during June 2013, as indicated by the reactor’s operator. Based on potential additional orders resulting from this shutdown, the Company forecasts a mitigated decline in fiscal 2013 Medical Isotopes revenue of approximately 10%, excluding the potential impact of TheraSphere contract manufacturing, compared with an original annual forecast decline of 20% from fiscal 2012 revenue.

On May 16, 2013, Nordion’s primary supplier of medical isotopes, AECL, reported that the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown. Initiated on April 14, 2013, the one month shutdown resulted in an interruption in Nordion’s supply of medical isotopes during the second and third quarters in fiscal 2013. Nordion’s production and sales resumed as expected and planned Molybdenum-99 shipments began the week of May 19, 2013.

Cyclotron isotopes revenues were higher by 6% for second quarter fiscal 2013 compared to the same period in fiscal 2012 primarily due to Strontium-82 sales, which began in April 2013. Contract manufacturing revenues decreased 11% in second quarter fiscal 2013, compared with the same period in the prior year.

Medical Isotopes segment earnings of $5.2 million in second quarter fiscal 2013 decreased $0.7 million or 12%, compared with second quarter fiscal 2012 mainly due to an increase in selling, general and administrative costs, which included an increase in annual incentive costs and pension expense.

Corporate and Other
The Corporate and Other segment incurred a loss of $2.2 million in second quarter fiscal 2013, representing a decrease of $0.6 million or 21%, compared with the second quarter fiscal 2012 primarily due to foreign exchange gains.

A full copy of Nordion’s second quarter fiscal 2013 Management’s Discussion and Analysis and the financial statements and notes can be downloaded at www.nordion.com/investors.

Conference Call
Nordion will hold a conference call on Thursday, June 6, 2013 at 10:00 am ET to discuss its second quarter fiscal 2013 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. Interested parties may access the live webcast of the conference call from the Nordion website at www.nordion.com. Participants will need to register for this call and provide their full name, company name, phone number and email address to obtain the conference call coordinates. Registered participants will join the call using the coordinates (phone number, passcode, & personal PIN) provided during the registration process. Please advise your participants to print the coordinates when registering. The Self Registration URL link is as follows:

http://selfreg6.bellconferia.ca/webportal3/reg.html?Acc=1790302020&Conf=125106

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies, and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. In addition, this release contains "forward-looking statements" relating to a proposed transaction. The timing and completion of the proposed transaction is subject to many conditions, risks and uncertainties, including without limitation closing conditions, and there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions currently contemplated by the Nordion and its management. The proposed transaction could be modified, restructured or terminated. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2012 Annual Information Form (AIF). Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, fluctuations in supply and demand, pricing pressures and rising costs, changes in currency and exchange rates and potential adverse developments in new and pending legal proceedings or regulatory investigations, as well as the risk factors which are described in section 5 of our 2012 AIF and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission, and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges and recovery, change in fair value of embedded derivatives, AECL arbitration and legal fees, loss and gains on sales of investments, loss or gains on discontinued operations, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

Nordion Inc. Interim Report April 30, 2013

 Segment Financial Results (with reconciliation to net income)

	Three months ended April 30			Six month ended April 30
(thousands of U.S. dollars, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Revenues
Targeted Therapies	$13,150	$12,392	6%	$25,188	$23,404	8%
Sterilization Technologies	20,194	14,842	36%	36,624	30,978	18%
Medical Isotopes	22,745	22,779	-	47,941	48,646	(1%)
Consolidated segment revenues from continuing operations	$56,089	$50,013	12%	$109,753	$103,028	7%

Segment earnings (loss)
Targeted Therapies	$1,062	$3,820	(72%)	$2,492	$6,933	(64%)
Sterilization Technologies	6,415	3,504	83%	9,931	7,958	25%
Medical Isotopes	5,174	5,905	(12%)	12,113	13,616	(11%)
Corporate and Other	(2,210)	(2,815)	(21%)	(5,027)	(4,730)	6%
Total segment earnings	$10,441	$10,414	-	$19,509	$23,777	(18%)

Depreciation and amortization	3,054	5,158	(41%)	6,334	10,338	(39%)
Restructuring charges, net	41	(5)	920%	52	(653)	108%
AECL arbitration and legal costs	131	1,941	(93%)	633	3,819	(83%)
Litigation settlement loss	1,300	-	100%	1,300	-	100%
Pension settlement loss	-	-	-	7,003	-	100%
Loss on Celerion note receivable	-	-	-	218	2,411	(91%)
Recovery from previously written off investments	(814)	-	(100%)	(814)	-	(100%)
Internal investigation costs	4,510	-	100%	8,634	-	100%
Strategic review costs	616	-	100%	616	-	100%
Change in fair value of embedded derivatives	493	171	188%	206	6,425	(97%)
Operating income (loss)	$1,110	$3,149	(65%)	$(4,673)	$1,437	(425%)

Net interest income	110	376	(71%)	638	983	(35%)
Income tax (expense) recovery	(489)	(304)	61%	4,497	(86)	5329%
Net income	$731	$3,221	(77%)	$462	$2,334	(80%)

Nordion Inc. Interim Report April 30, 2013

Non-GAAP Reconciliation

Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Net income	$731	$3,221	(77%)	$462	$2,334	(80%)
Adjusted for specified items:
Restructuring charges, net	41	(5)	920%	52	(653)	108%
Change in fair value of embedded derivatives	493	171	188%	206	6,425	(96%)
AECL arbitration and legal fees	131	1,941	(93%)	633	3,819	(83%)
Internal investigation costs	4,510	-	100%	8,634	-	100%
Loss on Celerion note receivable	-	-	-	218	2,411	(91%)
Pension settlement loss	-	-	-	7,003	-	100%
Litigation settlement loss	1,300	-	100%	1,300	-	100%
Strategic review costs	616	-	100%	616	-	100%
Recovery from previously written off investments	(814)	-	(100%)	(814)	-	(100%)
Tax effect on specified items listed above	(1,690)	(535)	(216%)	(4,597)	(2,418)	(90%)
Change in reserve for uncertain tax positions	(4,805)	-	(100%)	(12,906)	-	(100%)
Valuation allowance on deferred tax assets	(2,268)	-	(100%)	1,538	-	100%
Adjusted net (loss) income	$(1,755)	$4,793	(137%)	$2,345	$11,918	(80%)

Diluted earnings per share	0.01	0.05	(80%)	0.01	0.04	(75%)
Adjusted diluted (loss) earnings per share	(0.03)	0.08	(138%)	0.04	0.19	(79%)
Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,909	61,981	-	61,909	62,114	-

Nordion Inc. Interim Report April 30, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	April 30	October 31
(thousands of U.S. dollars, except share amounts)	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$81,534	$109,360
Accounts receivable	29,237	46,488
Notes receivable	3,970	4,004
Inventories	47,329	33,977
Income taxes recoverable	17,168	23,951
Current portion of deferred tax assets	4,057	4,141
Other current assets	3,584	2,042
Total current assets	186,879	223,963

Restricted cash	39,422	3,906
Property, plant and equipment, net	82,013	88,217
Deferred tax assets	47,629	52,855
Long-term investments	1,450	1,450
Other long-term assets	50,928	58,190
Total assets	$408,321	$428,581
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$22,695	$18,783
Accrued liabilities	62,796	80,322
Income taxes payable	2,408	9,494
Current portion of long-term debt	4,108	4,190
Current portion of deferred revenue	617	1,500
Total current liabilities	92,624	114,289

Long-term debt	38,252	39,141
Deferred revenue	1,396	1,958
Long-term income taxes payable	3,941	3,960
Other long-term liabilities	71,654	74,468
Total liabilities	207,867	233,816

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,101	252,168	252,168
Additional paid-in capital	85,558	84,726
Accumulated deficit	(265,012)	(265,474)
Accumulated other comprehensive income	127,740	123,345
Total shareholders’ equity	200,454	194,765
Total liabilities and shareholders’ equity	$408,321	$428,581

Please refer to the complete set of Consolidated Financial Statements for Q2 2013

Nordion Inc. Interim Report April 30, 2013

CONSOLIDATED STATEMENTS OF OPERATIONS	Three months ended		Six months ended
[UNAUDITED]	April 30		April 30
(thousands of U.S. dollars, except per share amounts)	2013	2012	2013	2012
Revenues	$56,089	$50,013	$109,753	$103,028
Costs and expenses
Direct cost of revenues	26,157	24,586	52,016	50,044
Selling, general and administration	23,091	14,581	44,324	30,626
Depreciation and amortization	3,054	5,158	6,334	10,338
Restructuring (recovery) charges	41	(5)	52	(653)
Change in fair value of embedded derivatives	493	171	206	6,425
Other expenses, net	2,143	2,373	11,494	4,811
Total costs and expenses	54,979	46,864	114,426	101,591
Operating income (loss)	1,110	3,149	(4,673)	1,437
Interest expense	(893)	(1,119)	(2,216)	(2,292)
Interest income	1,003	1,495	2,854	3,275
Income (loss) before income taxes	1,220	3,525	(4,035)	2,420
Income tax expense (recovery)	489	304	(4,497)	86
Net income	$731	$3,221	$462	$2,334

Basic and diluted earnings per share	$0.01	$0.05	$0.01	$0.04

Please refer to the complete set of Consolidated Financial Statements for Q2 2013

Nordion Inc. Interim Report April 30, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2013	2012	2013	2012
Operating activities
Net income	$731	$3,221	$462	$2,334
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Items not affecting current cash flows	4,336	5,928	17,145	13,932
Changes in operating assets and liabilities	(10,164)	4,695	(8,592)	6,963
Cash (used in) provided by operating activities	(5,097)	13,844	9,015	23,229
Investing activities
Purchase of property, plant and equipment	(855)	(2,345)	(953)	(4,656)
Decrease (increase) in restricted cash	832	166	(35,327)	466
Cash used in investing activities	(23)	(2,179)	(36,280)	(4,190)
Financing activities
Payment of cash dividends	-	(6,198)	-	(12,436)
Repurchase and cancellation of Common shares	-	-	-	(3,521)
Cash used in financing activities	-	(6,198)	-	(15,957)
Effect of foreign exchange rate changes on cash and cash equivalents	(860)	1,167	(561)	651
Net (decrease) increase in cash and cash equivalents during the period	(5,980)	6,634	(27,826)	3,733
Cash and cash equivalents, beginning of period	87,514	71,166	109,360	74,067
Cash and cash equivalents, end of period	$81,534	$77,800	$81,534	$77,800

Please refer to the complete set of Consolidated Financial Statements for Q2 2013

SOURCE: Nordion

Nordion Inc. Interim Report April 30, 2013